Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C. 210 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07022881

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

20 April 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc today as follows:

- Aquarion sale and return of capital to shareholders

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Lesley Bryenton
Shareholder Relations Officer

Encl.

dw 4/25

Regulatory Announcement

Go to market news section

APR 23 2007

210

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Aquarion sale and return of capital to shareholders
Released	09:06 20-Apr-07
Number	PRNUK-2004

Regulatory clearances obtained in New York for Aquarion Sale.

In relation to the conditional agreements for the sale of Aquarion as described in the announcement of 9 February 2007, approval from the regulatory authorities in New York has been obtained. This enables completion of the transactions with, respectively, a Macquarie led consortium, United Waterworks Inc., and Aqua America Inc.

Completion of each of the transactions is expected to take place at the end of April 2007.

Subject to the transaction with the Macquarie consortium completing as expected, arrangements for the £750m return of capital to shareholders as previously announced will be initiated by way of a B share scheme together with a share consolidation.

A circular to shareholders setting out details of the proposed return of 210 pence per ordinary share in cash will be issued during the first half of May, which will include notice of an Extraordinary General Meeting to approve the proposals.

Enquiries:

Kevin Whiteman (Chief Executive) 01274 692183
Martin Towers (Group Finance Director) 01274 804220

Tulchan Communications
Peter Hewer 0207 353 4200

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